UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: December 7, 2020

Wiley Area Development LLC d/b/a Tasty Equity

Ohio
(State or other jurisdiction of incorporation or organization)

81-5422785
(I.R.S. Employer Identification No.)

572 Breckenridge Way

Beavercreek, OH 45430

937-410-0041
(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Class B Units

Item 9.  On December 13, 2019, the U.S. Securities and Exchange Commission qualified the Form 1-A and Offering Circular of Wiley Area Development LLC d/b/a Tasty Equity (the “Company”). In this Offering Circular, the Company indicated that the offering “Will Terminate 360 days from the Date of Qualification by the Securities And Exchange Commission, Unless Extended… By The Issuer.”

The Company has decided, in its discretion as set out in the Offering Circular referenced above, to extend the offering until 11:59 PM Pacific on December 5, 2021. The Company is in the final stages of the process to qualify a Post-Qualification Amendment which will, when qualified, provide an updated Offering Circular.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter): Wiley Area Development LLC

By (Signature and Title): /s/ Byron C. (Chris) Wiley

President (Principal Executive Officer) and Manager

Date: December 7, 2020